INVEST IN **TRELLA TECHNOLOGIES, INC**

Trella is a patented automated plant training robot to grow more with less time, space and waste


TrellaGro LST™
Grow what you want, where you want

trella.io Bourne MA

Food | Hardware | Technology | Ag Tech | Black Founder

LEAD INVESTOR

Dana Glass Investor and Strategic Advisor

Amazingly unique , patented technology, that has a highly profitable impact on indoor plant growers. Huge reduction in cost, waste, and reduced manpower for the fastest growth and highest yield. Trella is also led by an exceptional CEO, Aja Atwood, who has shown the necessary grit to overcome all obstacles while remaining extremely nimble to adjust for problem solving. Essential traits when pioneering new technology and concepts. Trella is addressing a $100B market with leading new tech that greatly benefits large commercial growers and smaller growers alike. Early investments in Trella offers well over 10X potential returns while pacing towards over $1B evaluation in the coming years.

Invested $1,000 this round & $50,000 previously

Learn about Lead Investors

Highlights

1. It's the only automated patented solution to growing tall fruiting and flowering plants via stacked vertical farming.
2. Since our patent was granted, revenue has increased by 19X. Our units are being distributed all across the US.
3. Including Cannabis and food producers, there is a $380 billion agricultural market projected by 2027.
4. Developing partnerships with the Turtle Mountain Band - Chippewa Tribe, University of DC & others.

Our Team



Aja Atwood CEO/Cofounder

Natural catastrophe risk engineer focusing on indoor farming and food justice. Graduated cum laude from Northeastern University's College of Engineering. In 2011, started her first entrepreneurial venture. An educator, speaker and team leader.

"Due to climate change, outdoor agriculture has been compromised and the risk of food insecurity has increased. Current Indoor farming techniques are limited to producing microgreens and shorter plants. We must be able to grow what we want, where we want in order to meet the needs of all communities regardless of geography and economy."

"Due to climate change, outdoor agriculture has been compromised and the risk of food insecurity has increased. Current Indoor farming techniques are limited to producing microgreens and shorter plants. We must be able to grow what we want, where we want in order to meet the needs of all communities regardless of geography and economy."



Andres Chamorro III VP of Engineering/Cofounder

Areas of expertise include Computer-Aided Design/Manufacturing (CAD/CAM), design for manufacturability, ergonomics and human factors, and general fabrication and prototyping. Currently holds 29 issued patents, with 48 additional patents pending.



Beth Waterfall Benefits Director - Board Member



Beth's business development & corporate communications strategic services are focused entirely on the cannabis industry and a select group of ancillary companies looking to enter the cannabis industry in a responsible, inclusive, & compliant fashion.



Abdo Riani Sales & Marketing Strategist - Board Member

Ph.D., founder of VisionX Partners and active contributor to publications like Forbes and Entrepreneur. He built and helped launch products that serve thousands of customers.



Shaleen Title Strategist & Activist - Board Member

An Indian-American attorney & longtime drug policy activist who has been writing, passing, & implementing equitable cannabis laws for over 20 yrs. The CEO of the Parabola Center to create model policies to protect people versus corporate profits.



Matthew Waddell Product Manager

Project management for semiconductor industry to rally car design for Subaru Motorsports USA. Also, the founder of Runner's High, the first THC containing athletic fuel formulated specifically for "cann-athletes."



Sheri Lupoli Community Engagement and Program Initiatives

A communications specialist with over 20 years' international experience in program development and collaborations. She is an activist for Cannabis and food security, working with communities to provide education and empowerment.



Tsehaitu Abye Social Media Strategist

A business coach and entrepreneur focusing on the intersection of cannabis and community. She provides wellness professionals, cannabis brands and creatives with innovative marketing and sales solutions that educate and engage audiences.



Denise Geanacopoulos Director of Operations

Over 20 years of leadership and operations experience in financial services, education and political campaigns.



Joshua Byrd Product Liaison

A focus and passion to connect with individuals of all walks to create sustainable solutions for the human race. The goal is to find and execute ways to create generational wealth while positively impacting the next generation.



Keidi Carrington Counsel - Corporate Attorney

Brings a wealth of legal knowledge and business experience in the financial services area with a particular focus on investment management. A former securities examiner at the United States Securities & Exchange Commission (SEC).



Keith Wood Counsel - Intellectual Property Attorney

Over 20 years of experience as an advisor in intellectual property matters both in the U.S. and abroad. A seasoned patent prosecutor assisting start-ups, universities, and companies of all sizes with building strategic patent portfolios.

Pitch


The automated horizontal plant-training solution

TrellaGro LST™

Grow what you want, where you want

The Growing Market

Cannabis Industry

- Legalization is on the rise in the US and internationally
- Positive shifts in public acceptance for medicinal purposes incl. CBD
- Increased demand for medical testing, research and technology



$359B
Global Cannabis Cultivation Market - 2027*
$21.2B
Proj. Vertical Farming Market - 2028*

Vertical Farming Industry

- Increase in urban population and food shortages
- Need for year-round production
- Increased risk to crops from natural catastrophes

Legal Cultivation & Vertical Farming on the Global Rise

*Sources: GrandViewResearch.com

We Found a Problem



"Indoor farming looks like it could be the answer to feeding a hot and hungry planet. **It's not that easy.**"
- Washington Post

Indoor farming setups have limitations:

- stacked or container farming solutions have limited height for plants growth, maintenance and care
- therefore, designed for a limited variety of plants
- also, high on energy-consumption

Existing Solutions

Two choices:

Grow shorter plant varieties

OR

Perform manual "plant-training" techniques:

- require skill, time, and access
- improper handling impacts quality, yield and revenue



"The height of a plant must be closely controlled, which requires grow technicians to get up on step stools or scaffolding to reach into the plant canopy. These high-tier tasks may not be OSHA-compliant."
- Leafly.com

Our Solution?



TrellaGro LST™

A Patented Technology



Automation & Low-Stress Training
© 2022, Trella Technologies, Inc



Who is TrellaGro LST™ for?
Commercial Indoor Cultivators
• Growers using vertically "stacked" or container farming solutions
• Existing commercial cultivators looking to diversify their genetics and product offering to grow what they want, where they want!
• New or existing licensed cannabis growers with space or plant count limitations
• Farmers looking to stay competitive while reducing operating and energy costs
It all comes down to really two things: keeping your labor costs under control and keeping your energy costs under control...
- MJBizMagazine
© 2022, Trella Technologies, Inc



The Method
Our patented and automated technology gently trains tall plants to grow in small spaces.
Horizontal growing through low-stress training (LST) allows growers to keep more branches intact, creating increased cuttings, biomass and maximum yield.
Reduce time spent pruning and trimming by more than 50%!
© 2022, Trella Technologies, Inc



The App
SEEDLING
VEGETATION
FLOWERING
HARVEST
Track Growth Rate in Your Chosen Environment
We developed an app to track how fast the plant is growing versus environmental conditions. With this data, growers can determine the best conditions for faster growth, which results in more harvests throughout the year.
© 2022, Trella Technologies, Inc



Benefits of using TrellaGro LST
EFFICIENT
Our patented technology uses automated low-stress training to
CONNECTED
Track canopy growth rate, learn how to optimize your environment
STACKABLE
Increased canopy and shorter vegetation time mean larger and
SUSTAINABLE
Built-to-order and made from recyclable materials. Power

imitate the natural growth patterns of your plants, eliminating hours of tying, pruning and monitoring.

for faster veg cycles. Each model comes with temperature, humidity and CO2 sensors for connection with the TrellaGro LST app.

more frequent harvests. Stack the units on shelves and make the most of tight, indoor spaces. Increase annual yield by 1.6X

consumption is less than a light bulb. Also, reduce light energy costs by 61%.

How Trella Stacks Up

	Yield Per Sq.ft.	Months in Vegetative State	Time Spent Training During Vegetative Cycle	Annual Yield
TRELLAGRO LST™ An Automated and Diverse Solution	2.25 oz	2 Months	12 Minutes of Labor	6 lbs Model 4 w / Extended Canopy
SOG (Sea of Green) Best for Short Plants Only	1 oz	1 Month	30 Minutes of Labor	2.5 lbs
ScrOG (Screen of Green) A Manual Labor Intensive Method	1.5 oz	4 Months	1 Hour + of Labor	2.25 lbs

Based on industry averages for dry plant material vs. Trella's average grow trial results. Using LED (31 W/sq ft), recirculating deep water culture (RDWC) without CO2 supplement. Annual yield and labor based on a 2 ft. x 4 ft. canopy area. Results subject to variation based on plant species and environmental conditions.

(plant icon) = .5 oz

Return On Investment


Example with One 40 ft. x 8 ft. Container:
ROI in less than a year!

	TRELLAGRO LST™	ScrOG (Screen of Green)
# of Plants:	48	48
# of Harvests per Year:	3.65	2.02
Annual Yield:	289.1 lbs	109.5 lbs
Annual Revenue (Wholesale Flower*):	$572K	$216K
TrellaGro LST Product & Services:	($192K)	$0 NA
LED Lights Power Consumption:	($10.2K)	($14.6K)
Net Year 1:	$368K	$267K
Net Year 2:	$560K	$267K

*$1,977 per lb indoor cannabis flower as of Feb 19, 2021

We Strive for Sustainability

- TrellaGro LST creates a controlled and even canopy, so you can further reduce light usage during the veg phase by "dimming down" LED lights.
- Trella's Auto Sync LED feature (next-gen) will sync grow lights to come on only when your plant truly needs it!


Trella's Next Gen Design
VS.
VEG PHASE OVER TIME
Traditional Methods

Reduce light energy consumption by 61%

Past Timeline

Nov 2016 founded, started 1st prototype & grow trial

April 2018 patents switch from provisional to utility in U.S. and International



July 2019 5th version built

April 2020 Elite R&D launch, manufacturing pivot to reduce COGS

Jan 2021 US Patent Officially Awarded

May 2021 App & Database Development

Jan 2022 First Batch of Product Delivered!



April 2017
provisional patent application filed
March 2019
launched on StartEngine - Seed Round
Nov 2019
won top prize at the Boston University Cannabis Startup Competition
Nov 2020
design refined for commercial use - 7th Version (MVP)
Feb 2021
Raised > $360K on StartEngine
© 2021, Trellia Technologies, Inc



The Founders
Andres Chamorro III
VP of Engineering & Co-Founder
"Dre" has more than 15 years of experience engineering a variety of devices, primarily for the medical industry. He currently has 39 patents pending, including 24 issued patents. A seasoned manager, he led in-house engineering teams, design firms, and consultants through the process of problem identification, solution design, proof of concept, product manufacturing, and introduction to market.
Dre was part of the founding team at Cambridge Endoscopic Devices, Inc. where he developed 29 products the company successfully brought to market. He attended Northeastern University's Mechanical Engineering Technology program.
Aja Nicole Atwood
CEO & Co-Founder
Aja Atwood is a former natural catastrophe risk engineer and now co-founder and CEO of Trellia Technologies.
She graduated cum laude from Northeastern University's College of Engineering in 2016. In 2011, Aja started her first entrepreneurial ventures in the fintech and agtech spaces.
In addition to serving as the CEO of Trellia Technologies Inc. Aja is also a founding member of ELEVATE NE, an organization created to support the New England Cannabis industry. She also serves as the Lead Grow Officer at the Jean Charles Academy in Lynn, Massachusetts teaching youth about indoor, vertical hydroponic farming and food justice. Lastly, she is also a proud supporter of the Massachusetts Recreational Consumer Council (MRCC) and EforAll (Entrepreneurship for All).
Trellia Technolog
CONFIDENT



Meet the Team
Beth Waterfall
Cannabis & Public Relations (Benefits Director)
Shaleen Title
Policy Strategist & Activist (Board Member)
Abdo Riani
Sales & Marketing Strategist (Board Member)
Keith Wood
Hamilton Brook Smith & Reynolds, P.C. (IP Attorney)
Keidi Carrington
Carrington Legal Group, P.C. (Corporate Attorney)
Matthew Waddell
Product Manager & Design Engineer
Tsehaitu Abye
Director of Social Media
-DN-
Digital Nations Worldwide LLC
Sales & Marketing
Joshua Byrd
Product Liaison
Operations Manager
DLM Design
Yury Milgram
Electronic Design Engineer
Sheri Lupoli
Community Engagement
TM
© 2022, Trellia Technologies, Inc



Our Why
We believe that all plants are medicine and an auspicious commodity that deserves to be shared with the world. However, there is still much we have to learn about the plants' health and needs throughout the grow cycle, as well as how cultivators can meet these needs without contributing to the inordinate carbon emissions produced by indoor farming.
We are focused on creating a pipeline for engaged innovators to enter the indoor farming industries of cannabis, industrial hemp, and other plants and trees, armed with sustainable and climate-resilient solutions.
Our goal is to disrupt the status quo in traditional indoor farming and bring innovative and environmentally sustainable technologies to industry growers.
To ensure "Our Why" remains at the foundation of the company, we changed our entity to a Benefit Corporation registered in the state of Massachusetts in early 2021. Benefit corporations commit to creating public benefit and sustainable value in addition to generating profit.
MEET TERRAPIN FARMS
© 2022, Trellia Technologies, Inc



R&D Partnerships
2020/2021
Terrapin Farms
2020/2021
Building Audacity
2022
Turtle Mountain
2022


Focus:
Mother Plant Health Initiative
BUILDING AUDACITY
Focus:
Plant Diversification Initiative
Band - Chippewa Tribe
Turtle Mountain Band of Chippewa
Focus:
Growth Optimization Initiative
Center for Urban Agriculture & Gardening Education (CUAGE)
UNIVERSITY OF THE DISTRICT OF COLUMBIA 1851
Focus:
Plant Diversification Initiative
We're developing partnerships with our community and target market. The above organizations will contribute to our growth by conducting R&D grow trials for a variety of fruit-bearing plants, including hops, melons, tomatoes and cannabis/hemp to name a few.
Grow what you want, where you want.
© 2022, Trella Technologies, Inc


Growth & Opportunity
$380B
TAM: Cannabis (Hemp) Cultivators & Vertical Farmers Fruits & Specialty Plants
$87B
SAM: Existing Commercial and Residential Cannabis Growers & Education Institutions with R&D Budgets in US & Canada
$1.1M
PROSPECTS: Federally Recognized Tribes, Small Commercial Cultivators, Home Growers, Educational Institutions
$50K
CUSTOMERS: Small Commercial Cultivators & Home Growers
$
Opportunity Gaps:
Requiring additional resources for Production, Sales & Marketing
© 2022, Trella Technologies, Inc


Our Business Model
TrellaGro LST Retail Pricing & Servicing: pricing varies
• Annual Service Contracts (B2B - White Glove)
• Engineering R&D Consulting
• App Subscription included with Annual Service Contract in Year 1
Service Contracts 13.5%
Consulting 3.5%
TrellaGro LST Models 83%
TrellaGro LST™
Compare Our Models
Model 4
• Compact design (2' x 4')
• Best for stacked farming
• Quick canopy development
Model 6
• Larger design (2' x 6')
• Best for "Mother" plant maintenance
• Protect genetics and increase cuttings for propogation
Model X
Coming Soon!
We're currently developing a new model to tap into to additional markets!
Follow & Subscribe For More!
© 2022, Trella Technologies, Inc